Management’s Discussion and Analysis

September 9, 2009

The following is MDS Inc.’s (MDS or the Company) Management’s Discussion and Analysis (MD&A) of the results of operations for the three months and nine months ended July 31, 2009 and its financial position as of July 31, 2009. This MD&A should be read in conjunction with the unaudited quarterly consolidated financial statements and related note disclosures. Readers are also referred to the Company’s fiscal 2008 financial reports, which includes the Annual Report, audited annual consolidated financial statements, MD&A, Form 40-F, and Annual Information Form. Each of these documents is available as applicable on MDS’s website at www.mdsinc.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period with those of the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Amounts are in millions of United States (U.S.) dollars, except per share amounts and where otherwise noted.

Caution Regarding Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  This document contains forward-looking statements, including statements with respect to the impact of the proposed sale of MDS Analytical Technologies on the Company’s operations and financial results, the strategy of the continuing businesses, the proposed use of proceeds from the sale of MDS Analytical Technologies, if completed, the Company’s intention to sell other assets of the Company, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of  Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; our ability to complete the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services in a timely manner, or at all; our ability to retain customers as a result of any perceived uncertainty relating to the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services; the fact that our operations will be substantially reduced as a result of the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services; our likely need to negotiate a new credit agreement which may not be on terms favourable to us; liabilities that we will retain of businesses sold; our ability to complete other  strategic transactions and to execute them successfully; our ability to remain in compliance with our senior unsecured notes and credit facilities covenants; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of certain currencies relative to other currencies, particularly the U.S. dollar, Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology systems; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups, certain of our employees subject to collective-bargaining, environmental and other regulations; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Use of Non-GAAP Measures
In addition to measures based on U.S. Generally Accepted Accounting Principles (GAAP) used in this MD&A, the following terms are also used: adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA); adjusted EBITDA margin; adjusted earnings per share; operating working capital; and net revenue. These terms are not defined by GAAP and our use of such terms may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of growth may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures. In fiscal 2009, net revenues, adjusted EBITDA, and operating working capital are the primary metrics for our annual incentive compensation plan for senior management. In fiscal 2008, adjusted EBITDA and operating working capital were the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and so that these events and transactions can be viewed from our management’s perspective.

Substantially all of the products of the mass spectrometer product lines of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we provide manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general, and administration expenses, incurred by us for direct materials, labor, travel, consulting, and other related expenses, are billed to the joint ventures at cost and recorded as revenue. We do not recognize any profits from the sales to the joint ventures as the amounts are billed without any markups. The joint venture realizes net income when the products are sold to a third party customer. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the mass spectrometer product lines of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners. This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market. We record our 50% share of realized profits from the joint ventures as equity earnings. We do not record income until it is recognized by the joint venture.

Overview and Significant Events
Our Business
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging, sterilization technologies and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and/or services to customers in markets around the world.

Strategic Repositioning
On September 2, 2009, MDS announced that it has entered into an agreement (the Sale Agreement) to sell MDS Analytical Technologies, a leading global supplier of drug discovery and life sciences research tools, to Danaher Corporation (Danaher) for $650 million in cash subject to shareholder and regulatory approval and certain closing adjustments set out in the Sale Agreement, and that we currently intend to return between $400 million and $450 million of the sale proceeds to our shareholders. Transaction and restructuring costs associated with the sale are expected to be in the range of $45 million to $55 million on a pre-tax basis, and no cash income taxes are expected as a result of the sale of MDS Analytical Technologies. MDS also announced that it intends to sell its remaining MDS Pharma Services Early Stage (Early Stage) business. Upon completion of these transactions, MDS would be focused solely on MDS Nordion. Following the completion of the sale of MDS Analytical Technologies, the intended sale of MDS Pharma Services’ Early stage operations, and our previously announced intention to sell MDS Pharma Services’ Central Labs operations, and the corresponding transition plans, we would expect to wind-down all corporate operations at our Toronto, Canada headquarters office and relocate the remaining functions to our MDS Nordion headquarters in Ottawa, Canada.

The MDS Board of Directors formed a Special Committee in the first quarter of 2009 to review strategic alternatives to enhance shareholder value.  The Special Committee reviewed an extensive range of strategic alternatives for MDS and believes the proposed strategic repositioning provides the greatest opportunity to unlock the value of MDS’s businesses and enables a substantial portion of the proceeds to be returned to shareholders from the sale of MDS Analytical Technologies. Considerations also included the significant negative impact on our business from the economic downturn and the unexpected and prolonged shutdown of the Atomic Energy Canada Limited (AECL) National Research Universal (NRU) reactor.  We also believe these announced actions should provide each of the MDS businesses following the sale with greater opportunities to grow their respective market leadership and to meet the needs of customers, employees and other stakeholders. Goldman, Sachs & Co. has provided an opinion to the Board of Directors of MDS to the effect that the consideration to be paid to MDS for the MDS Analytical Technologies business pursuant to the Sale Agreement is fair, from a financial point of view, to MDS’s shareholders.  In addition, Blair Franklin Capital Partners Inc. has provided an opinion that the consideration being received by MDS pursuant to the sale of the MDS Analytical Technologies business is fair, from a financial point of view, to MDS’s shareholders.

Sale of MDS Analytical Technologies
Under the terms of the Sale Agreement, Danaher would acquire MDS Analytical Technologies, which includes approximately 1,100 employees operating in 10 countries. The sale of MDS Analytical Technologies would also enable the simultaneous consolidation of the Applied Biosystems/MDS Analytical Technologies mass spectrometry joint-venture partnership. Under a separate arrangement, Danaher has agreed to purchase the portion of the Applied Biosystems/MDS Analytical Technologies mass spectrometry joint venture partnership held by Life Technologies Corporation (Life transaction). These transactions provide an opportunity to create a fully integrated, industry-leading, global mass-spectrometry business. Completion of each transaction is conditioned on the concurrent closing of the other transaction. When completed, these transactions will create a fully integrated, industry-leading, global mass-spectrometry business for Danaher, which in combination with MDS Analytical Technologies' Drug Discovery and Bioresearch product lines will serve customers with an award-winning product line.

The Company has determined that the proposed sale of the MDS Analytical Technologies constitutes a sale of substantially all of the assets of the Company under the Canada Business Corporations Act, which requires approval by shareholders by special resolution. To approve the sale of MDS Analytical Technologies, a Special Meeting of Shareholders is expected to be held on October 20, 2009 and a proxy circular is expected to be mailed later this month to shareholders of record on September 14, 2009 to provide, among other things, additional details on the sale and the proforma financial statements of the MDS business following the sale.  The transaction is subject to various conditions including the affirmative vote by holders of at least 66 2/3% of the shares represented at the meeting to approve on the transaction, regulatory approvals, the concurrent closing of the Life transaction and other customary closing conditions. In addition, we have the right to terminate the Sale Agreement if, among other things, holders of more than 15% of MDS outstanding common shares have validly exercised their dissent rights in respect of the sale. In certain circumstances in which the Sale Agreement is terminated, including in the event that the Board of Directors adversely changes its recommendation with respect the sale of the MDS Analytical Technologies business to Danaher, MDS will be required to pay to Danaher a termination fee of $26 million. The transaction is expected to close in the fourth calendar quarter of 2009. We expect to reflect the MDS Analytical Technologies business as discontinued operations upon receiving shareholder approval.

Following the close of the sale of MDS Analytical Technologies, MDS intends to repurchase all outstanding senior unsecured notes valued at $221 million as of July 31, 2009, plus accrued interest of approximately $5 million, and pay an associated make-whole or early repayment cost of approximately $25 million as required under the terms of the senior unsecured notes agreement, which is tax deductible. It is expected that MDS would also lose access to its C$500 million (US$464 million) revolving credit facility under the terms of the associated Credit Facility Agreement, which is currently undrawn.  In addition, subsequent to the quarter end, MDS initiated an offer to holders of our senior unsecured notes to repurchase up to $25 million of our outstanding senior unsecured notes, with net proceeds from the sale of MDS Pharma Services Phase II-IV (Phase II-IV) operations.  This purchase offer will remain until October 5, 2009, and allows repurchase of the senior unsecured notes without penalty to MDS. We cannot estimate the amount, if any, of the notes that will be tendered under this offer.

Upon completion of the sale of MDS Analytical Technologies, we currently intend to return to shareholders between $400 million to $450 million of the sale proceeds by way of a share buyback through a substantial issuer bid. The actual amount used to fund the substantial issuer bid will be determined at the time the bid is commenced and will take into account the expected impact on the liquidity of the common shares of MDS subsequent to the intended substantial issuer bid and cash estimates required to redeem the senior unsecured notes, to fund transaction and restructuring costs of the sale of MDS Analytical Technologies, to provide the expected cash required for the ongoing operations of MDS, and for other possible expenditures. MDS currently intends to initiate the substantial issuer bid within 30 days following completion of the sale.

The transaction and restructuring costs associated with the sale of MDS Analytical Technologies are expected to be in the range of $45 million to $55 million on a pre-tax basis and include investment banking, legal and other advisor fees; costs associated with the vesting of stock-based compensation as a result of the sale; a transaction incentive that will be paid to certain executives and restructuring costs.

In addition to cash that is being retained to support our day-to-day operations, we expect to use: approximately $20 million to collateralize certain letters of credit, pending the possible arrangement of new credit facilities, up to $13 million to repay debt that is coming due, or will be due as a result of the sale, and approximately $14 million related to the sale of Phase II-IV operations, which includes a $7 million working capital reduction in the sale proceeds, which was primarily due to lower accounts receivable resulting from increased collections in the second and third quarters of fiscal 2009.  In addition to these amounts, cash is expect to be retained in relation to both our estimate of future obligations including the FDA liability associated with MDS Pharma Services and potential executive severance payments of up to approximately $25 million, which would be triggered by termination.  As a result of the sale of MDS Analytical Technologies, certain executives may have the right to elect to be terminated based on “good reason” and, in that context, would be eligible to receive their contractual severance payment.  In addition, as part of the Company’s process of reviewing its operational requirements to reflect the size and nature of MDS following the completion of sale, MDS expects that certain executives will transition out of the Company and be entitled to receive their contractual severance payment in connection therewith.

If shareholder approval is obtained in the fourth quarter of fiscal 2009, we intend to begin reporting the results of MDS Analytical Technologies as discontinued operations in the consolidated statements of operations.

The Company will file a Material Change Report pursuant to regulatory requirements by September 11, 2009, which will incorporate the Sales Agreement.

MDS Pharma Services
On September 2, 2009, MDS also announced that it is actively seeking a buyer for the remaining MDS Pharma Services business, which is focused on Early Stage (Discovery through Phase IIa) operations. MDS Pharma Services is a leader in molecular screening and profiling, and has one of the largest Phase I bed capacities in the industry. A future sale is expected to provide the business with opportunities to build market leadership and to further advance the quality of service MDS Pharma Services provides to its customers. Subsequent to the completion of a sale, MDS anticipates it would distribute a substantial portion of the sale proceeds to shareholders. There can be no assurance that we will complete a transaction involving MDS Pharma Services.  If we determine that there is not an acceptable transaction for MDS Pharma Services’ Early Stage operations, we intend to retain and invest in building the business.

In the fourth quarter of fiscal 2009, we intend to begin reporting the net assets of MDS Pharma Services at the lower of their carrying value or fair value less costs to sell as “Assets held for sale” in the consolidated statements of financial position and report the results of operations of MDS Pharma Services as discontinued operations in the consolidated statements of operations.

MDS Nordion
As a our sole operating unit, MDS Nordion would continue to focus and build its core strengths and leadership position in providing medical isotopes for molecular imaging, radiotherapeutics and sterilization technologies. MDS Nordion is expected to deliver solid operating profit and cash flow, with our without the contribution from NRU supplied products, upon completion of transition services associated with the proposed sale of MDS Analytical Technologies, the intended sale of MDS Pharma Services, and establishing MDS with MDS Nordion as its only operating unit including the establishment of MDS corporate operations in Ottawa, Canada following the wind-down of MDS’s existing headquarters in Toronto, Canada.

Upon completion of the divestiture of MDS Analytical Technologies and MDS Pharma Services, MDS expects to remain a publicly traded entity consisting solely of the MDS Nordion business. The Company will continue to review its requirements and intends to take appropriate action, which may include a future reduction in the size of the Board of Directors and the Executive Management Team, to reflect the size and nature of MDS following the completion of the announced transactions.

Discontinued Operations – Third Quarter of Fiscal 2009
On June 1, 2009, MDS had previously disclosed that, as part of its strategic review process, MDS intends to sell its MDS Pharma Services Late Stage operations, which consists of Phase II-IV and Central Labs operations. On July 1, 2009, MDS announced that it had completed the sale of Phase II-IV. The Late Stage operations are reflected as discontinued operations in the third quarter of fiscal 2009 and all prior periods have also been restated.

On September 2, 2009, MDS announced the intended sale of MDS Analytical Technologies and its intent to sell MDS Pharma Services Early Stage, which are both treated as subsequent events in the third quarter of fiscal 2009.

Phase II-IV
On July 1, 2009, MDS announced that it had completed the sale of its Phase II-IV operations to INC Research, Inc. (INC). The Company sold a combination of shares and assets for total cash consideration of $50 million, which is subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The closing adjustment amount is currently expected to be a reduction of approximately $7 million as of July 31, 2009, which was primarily due to lower accounts receivable resulting from increased collections in the second and third quarters of fiscal 2009. The consideration includes $13 million of funds that will be released to MDS upon meeting post closing obligations and assuming there are no claims for breach of representations and warranties under the sale agreement. MDS expects this amount to be released to MDS within the next 15 months from the closing date of July 1, 2009. Our Phase II-IV operation had approximately 800 employees who conducted large, multi-site clinical trials in more than 25 countries.

Total assets disposed of related to the sale of Phase II-IV were $113 million, which includes $56 million of accounts receivable, net and $32 million of unbilled revenue. Total liabilities of $74 million related to the sale include $19 million of accounts payable and accrued liabilities and $55 million of deferred revenue. We have recorded an after tax loss of $8 million on the sale of Phase II-IV, which is included as a loss from discontinued operations, net of income taxes. We expect to finalize the loss on sale of Phase II-IV calculation during the fourth quarter of fiscal 2009 for working capital and other post-closing adjustments.

As part of the sale of Phase II-IV, we signed a Transition Services Agreement (TSA) with INC to provide certain post closing transition services for a period of six months from the closing date, with an option by INC to extend for an additional six months. Included in the total cash consideration is $2 million related to the TSA. No amounts have been recorded in income related to the TSA during the third quarter or the nine months of fiscal 2009.

Central Labs
The process to sell our Central Labs operations is ongoing. We have not entered into an agreement to sell these operations.  Our Central Labs operations collects, tests and issues reports on patient samples for Phase II-IV clinical trials, and operates with approximately 600 employees in nine sites across Europe, North America, and Asia.

As a result of our decision to sell our Central Labs operations, we have classified the net assets of Central Labs at the lower of their carrying value or fair value less costs to sell as “Assets held for sale” and “Liabilities held for sale” in the consolidated statements of financial position respectively, and report the results of operations of Central Labs as “Discontinued operations, net of income taxes” in our consolidated statements of operations. All previous periods presented have been restated accordingly. Assets held for sale related to Central Labs as of July 31, 2009 of $50 million (October 31, 2008 - $70 million) include accounts receivable of $32 million. Liabilities held for sale of $17 million (October 31, 2008 - $42 million) includes $14 million of accounts payable and accrued liabilities. The assets included in “Assets held for sale” are not being depreciated. Management previously recorded a $16 million non-cash write-down for property, plant and equipment in the second quarter of fiscal 2009. There is a significant amount of uncertainty in estimating the potential gain or loss on sale of Central Labs, including proceeds and costs of disposition.

MDS Nordion Medical Isotope Supply Disruption
On May 18, 2009, Atomic Energy of Canada Limited (AECL) announced that its National Research Universal (NRU) reactor would be out of service due to a heavy water leak in the reactor vessel. On August 12, 2009, AECL further clarified that the reactor would be out of service until at least the first quarter of 2010. According to AECL, guidance on the duration of the shutdown continues to be founded on the best evidence available, including the most up-to-date analysis of the inspection data, progress on repair strategies, and critical path requirements for restart after an extended shutdown. Although AECL has selected a repair method, there is uncertainty regarding the time required to complete potentially complex repairs and the reactor may be out of service for longer than currently announced by AECL.

Since the NRU has been out of service, MDS Nordion has been unable to secure an alternate source of the primary medical isotope Mo99; however we continue to seek alternate long-term supply. In this regard, on April 28, 2009, MDS Nordion announced an agreement with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the feasibility of producing a viable and reliable supply of photo fission-based Mo99. Subsequently, on June 15, 2009, we announced an agreement with the Karpov Institute of Physical Chemistry in Moscow, Russia, to study the feasibility of the Karpov Institute providing us with a viable and reliable supply of Mo99. MDS is also actively seeking other sources of isotope supply; however, it is uncertain as to whether, and/or when, any of these alternate sources of supply will be commercially viable.

As a result of the NRU being out of service and the impact of the resulting shortage of medical isotopes in many parts of the world, MDS Nordion has communicated its view that the Government of Canada should restart the MAPLE Facilities project. In this regard, MDS Nordion on July 2, 2009 submitted a proposal to the Government of Canada's Expert Review Panel on Medical Isotope and Technetium 99m (Tc-99m) Generator Production. MDS Nordion believes with expertise and guidance from the South African Nuclear Energy Corporation (Necsa), owner and operator of the SAFARI-1 reactor, and working with AECL, a solution that meets the technical and regulatory requirements needed for  the provision of a secure supply of medical isotopes could be achieved in an estimated 24 months.  There are no assurances that this proposal will be accepted and/or implemented.

As previously announced, the shortfall in medical isotopes from the AECL shutdown of the NRU is expectd to decrease MDS Nordion’s adjusted EBITDA by approximately $4 million per month. The earnings impact from an extended NRU shutdown, combined with the continued negative impact of existing market conditions, may cause a breach of certain debt covenants. A breach of these covenants would require repayment of the $221 million outstanding senior unsecured notes and an associated make-whole payment of approximately $25 million, which is tax deductible and also prevent us from accessing our existing revolving credit facility. The covenants are calculated using an adjusted EBITDA to interest expense ratio, in accordance with Canadian GAAP, for the latest four preceding quarters. At this time, we do not expect to be in violation of the covenants, if at all, until first half of fiscal 2010, and we may remain in compliance for the foreseeable future. In addition to $298 million cash on hand, we expect to be able to obtain new financing at market rates should we be required to repay the senior unsecured notes. We are taking action to mitigate the risk of a potential debt covenant violation and are developing plans to address this situation should it occur. However, there can be no assurance that MDS will be successful in securing a new revolving credit facility, if needed. In addition, we may breach a certain covenant related to one of our capital leases that would accelerate payment of $5 million of remaining lease payments that were otherwise payable over the next two years. An extended interruption of medical isotopes supply may impact, among other things, MDS’s ability to fully realize our tax strategies, fully utilize our assets, make investments in our business, and implement restructuring required to deliver improvements to EBITDA, which individually or collectively, could have a material adverse affect on our business, operations and financial results.

MDS Nordion MAPLE Facilities
On May 16, 2008, AECL and the Government of Canada unilaterally announced their intention to discontinue the development work on the MAPLE reactors. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU, and would pursue a license extension of the NRU operation past its current expiry date of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations.  We concurrently filed court claims for C$1.6 billion (US$1.5 billion) in damages against AECL and the Government of Canada. We continue to pursue these actions with our current emphasis on the arbitration proceedings. In addition to the legal proceedings initiated by MDS against AECL and the Government of Canada, and as described above, we are currently exploring options for both the long-term supply of reactor based medical isotopes and isotopes produced by other modalities. In addition to submitting its proposal to the Government of Canada's Expert Review Panel on Medical Isotope and Technetium-99m (Tc-99m) Generator Production, MDS Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE project to address the current shortage of medical isotopes created by the shutdown of the NRU and to avoid similar occurrences in the future.

MDS Nordion Russian Cobalt Supply Contract
In June 2009, MDS Nordion signed an amendment to its 17-year contract originally signed in 2007 for the supply of Co60 with Energoatom. The amendment, which was initiated by a change in the Russian government’s policy on nuclear products, removed the incremental volume associated with two reactors that had been expected to begin in 2015, thereby reducing our overall future purchase commitment by approximately one-third. Pricing and other terms were unchanged. Although the available supply and volumes in the amended agreement are now lower, Energoatom is still expected to provide an increased and more consistent supply of Co60 to MDS Nordion until 2024 compared with prior years. However, as a result of lower volumes associated with the amendment, the embedded derivative liability associated with this supply contract was reduced, which resulted in a gain of $5 million being recorded in the third quarter of fiscal 2009. In addition, an embedded derivative gain of
$6 million was also recorded in the third quarter of fiscal 2009 related to changes in forward foreign exchange rates.

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA
(millions of U.S. dollars)
Third Quarter			Year-to-date
2009	2008 (1) Restated		2009	2008 (1) Restated
$199	$252	Total revenues	$630	$773
(7)	(8)	Reimbursement revenues	(21)	(24)
$192	$244	Net revenues	$609	$749

$(48)	$(5)	Net (loss) income from continuing operations	$(53)	$24
1	2	Income tax expense	10	-
3	2	Interest expense (income), net	7	(2)
-	-	Change in fair value of interest rate swaps	-	(2)
21	23	Depreciation and amortization	62	70
(23)	22	EBITDA	26	90
5	8	Restructuring charges, net	11	8
7	11	Impairment of property, plant and equipment, net	7	11
-	-	Write-down of investments and valuation provisions	1	3
(7)	-	Change in FDA estimate	(7)	(10)
25	-	Impairment of goodwill	25	-
-	1	Loss on sale of business	-	3
1	-	Acquisition integration	-	2
$8	$42	Adjusted EBITDA	$63	$107
4%	17%	Adjusted EBITDA margin	10%	14%
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

Consolidated net revenues from continuing operations, excluding reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services, were down $52 million or 21% to $192 million in the third quarter of 2009, from the same quarter last year. The impact of foreign exchange decreased net revenue in the third quarter of 2009 compared with the third quarter of 2008 by approximately $12 million or 5%. Excluding the impact of foreign exchange and acquisitions, net revenues declined by approximately 16%. Consolidated net revenues from continuing operations for the nine months of the fiscal 2009 were down $140 million or 19% from the same period in 2008, which was primarily due to lower volumes resulting from current weak economic conditions, customer concerns regarding the Strategic Review process initiated by MDS, a reduction due to the impact of foreign exchange and MDS Nordion product line divestures in 2008.

The net loss from continuing operations in the third quarter of 2009 was $48 million compared with a net loss from continuing operations of $5 million for the same quarter last year; primarily resulting from lower volumes as described above, a $25 million after-tax non-cash write-down of goodwill, a $5 million after-tax non-cash write-down of property, plant and equipment, and a $3 million after-tax for restructuring charge all within MDS Pharma Services, partially offset by a $5 million after-tax benefit for the change in estimate for the Food and Drug Administration (FDA) provision. The third quarter of 2008 included an after-tax charge of $5 million for restructuring charges associated with MDS Pharma Services and MDS Analytical Technologies and an $8 million after-tax non-cash write-down of property, plant and equipment related to our MDS Pharma Services facility. The net loss from continuing operations for the nine months of fiscal 2009 was $53 million compared with net income from continuing operations of $24 million for the same period in 2008.

In addition to the same factors that impacted our third quarter of fiscal 2009, lower income for the nine months of fiscal 2009 was also due to the write-down of certain tax assets and restructuring activities at MDS Analytical Technologies and MDS Pharma Services.

In the third quarter of 2009, adjusted EBITDA was $8 million, down $34 million from the same quarter last year.  Excluding the impact of foreign exchange, adjusted EBITDA decreased by approximately $41 million. The decrease in adjusted EBITDA, excluding the impact of foreign exchange, was primarily the result of lower revenue across all three of our segments, including the impact of the NRU shutdown, partially offset by $4 million in net cost reductions from productivity improvements and restructuring initiatives.

In the third quarter of 2009, MDS Pharma Services reported adjusted EBITDA loss of $14 million, down $15 million compared with the same quarter in 2008. MDS Nordion reported adjusted EBITDA of $21 million, down $2 million compared with the same quarter in 2008. MDS Analytical Technologies reported adjusted EBITDA of $13 million, down $8 million compared with the same quarter in 2008. Adjusted EBITDA for the nine months of fiscal 2009 was down $44 million or 41% from the same period in 2008, which was primarily due to lower volumes resulting from the weak general economic conditions, partially offset by productivity and restructuring savings.

Adjustments reported for the third quarter of 2009 were $25 million for non-cash write-down of goodwill, $7 million for a non-cash impairment charge for property, plant and equipment and $5 million for the restructuring charges, within our MDS Pharma operations, partially offset by a $7 million revision in the estimate of the remaining FDA provision. Adjustments reported for the third quarter of 2008 include $11 million for a non-cash impairment charge for property, plant and equipment, $8 million for restructuring charges and a $1 million for the loss on sale of business. In the nine months of fiscal 2009, additional adjustments were comprised of restructuring activities at MDS Analytical Technologies and MDS Pharma Services of $6 million, $1 million write-down related to an investment and $1 million gain for acquisition integration costs. Adjustments in the nine months of fiscal 2008 also include a $3 million write-down related to an investment, a $10 million revision in the estimate of the remaining FDA provision, a $2 million for acquisition integration costs, a $4 million net loss on the sale of a business in MDS Nordion and $2 million gain on settlement of mortgage, which we originally obtained as part of business acquisition in 2000 for MDS Pharma Services.

During the third quarter of 2009, we continued to work toward completing of our restructuring plan announced in the first quarter of 2009 and these plans are now over 60% complete. These and other previously announced restructuring initiatives have resulted in $3 million of lower operating costs for our third quarter of 2009, compared with the third quarter of 2008.

Selling, general, and administration (SG&A) expenses for the third quarter of 2009 totaled $57 million or 30% of net revenues compared with $53 million or 22% last year. SG&A expenses in the third quarter of 2009 were up $4 million or 8% compared with the same period last year primarily due to stock-based compensation expense credits recorded in the third quarter of 2008, which were not repeated in 2009. SG&A expenses for the nine months of fiscal 2009 were down $17 million or 10% from the same period in 2008. The decrease in the SG&A expenses was primarily driven by productivity initiatives and the weakening of the U.S. dollar.

R&D expense in the third quarter of 2009 was down $3 million or 16% compared with the same period last year.  R&D expense for the nine months of fiscal 2009 was down $17 million or 28% from the same period in 2008. The majority of the decrease in R&D spending is a result of the completion of certain MDS Analytical Technology product development projects in the nine months of fiscal 2008. These projects included the launch of AB SCIEX 5500 Triple QuadTM and AB SCIEX 5500 QTRAP® platforms, CellkeyTM 384 systems and other hardware and software products.

Consolidated depreciation and amortization expense for the third quarter of 2009 was down $2 million or 9% from the same quarter last year.  Consolidated depreciation and amortization expense for the nine months of fiscal 2009 were down $8 million or 11% from the same period in 2008, primarily due to lower capital spending.

Discontinued Operations
The results of operations for Phase II–IV and Central Labs are included in loss from discontinued operations, net of income taxes. Prior periods have been restated to reflect the operations of Phase II-IV and Central Labs as discontinued operations. For the three and nine months ended July 31, 2009, net revenues for Phase II-IV and Central Labs were $36 million (2008 - $54 million) and $133 million (2008 - $171 million), respectively. For the three and nine months ended July 31, 2009, the loss from discontinued operations, net of income taxes related to Phase II-IV and Central Labs was $14 million (2008 - $5 million) and $24 million (2008 - $2 million), respectively.

Earnings Per Share
Reported loss per share from continuing operations was $0.40 for the third quarter of fiscal 2009, compared with a loss per share of $0.04 for the same quarter of 2008. The decrease in the earnings per share was primarily due to lower volumes resulting from current weaker economic conditions, non-cash write-down of goodwill, property, plant and equipment write downs, and restructuring charges within MDS Pharma Services. This decrease was partially offset by savings resulting from productivity improvements and restructuring activities, gain on the embedded derivative and the change in the estimate of the FDA provision. The after tax adjusted items for the third quarter of fiscal 2009 were non-cash write-down of goodwill, property, plant and equipment write downs, and restructuring charges within MDS Pharma services, partially offset by the change in the estimate of the FDA provision. Adjusted loss per share from continuing operations for the current quarter was $0.15 compared with earnings per share of $0.07 in the same quarter of 2008, primarily due to lower revenues resulting from current weaker economic conditions, and the negative impact of the foreign exchange partially offset by the gain on the embedded derivatives and productivity improvements.

Reported loss per share from continuing operations for the nine months ended of fiscal 2009 was $0.44 compared with earnings per share from continuing operations of $0.20 in the same period of 2008, primarily due to the same factors that had an impact on our third quarter of fiscal 2009. Adjusted loss per share from continuing operations for the nine months of fiscal 2009 was $0.08 compared with earnings per share from continuing operations of $0.18 in the same period of 2008. In addition to the factors that had an impact on our third quarter of fiscal 2009, the reduction for the nine months of fiscal 2009 adjusted loss per share was also due to higher income tax expense related to the write-down of certain tax assets.

Adjusted earnings per share and adjusted income from continuing operations for the three and nine months ended July 31, 2009 and 2008 were as follows:
	Third Quarter		Year-to-date
	2009	2008(1) Restated	2009	2008(1) Restated
Basic (loss) earnings per share from continuing operations – as reported	$(0.40)	$(0.04)	$(0.44)	$0.20
Adjusted for:
Restructuring charges, net	0.03	0.04	0.06	0.04
Write-down of investments/valuation provisions	-	-	0.01	0.03
Impairment charge of property, plant and equipment, net	0.04	0.06	0.04	0.06
Change in FDA estimate	(0.04)	-	(0.04)	(0.06)
Impairment of goodwill	0.21	-	0.21	-
Change in fair value of interest rate swaps	-	-	-	(0.02)
Acquisition integration	0.01	-	-	0.01
Write-off of tax assets	-	-	0.08	-
Tax rate changes	-	-	-	(0.09)
Loss on sale of business	-	0.01	-	0.01
Adjusted (loss) earnings per share from continuing operations	$(0.15)	$0.07	$(0.08)	$0.18
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

	Third Quarter		Year-to-date
(millions of U.S. dollars)	2009	2008(1) Restated	2009	2008(1) Restated
(Loss) income from continuing operations – as reported	$(48)	$(5)	$(53)	$24
Adjusted for (after tax):
Restructuring charges, net	3	5	7	5
Write-down of investments/valuation provisions	-	-	1	3
Impairment charge of property, plant and equipment, net	5	8	5	8
Change in FDA estimate	(5)	-	(5)	(7)
Impairment of goodwill	25	-	25	-
Change in fair value of interest rate swaps	-	-	-	(2)
Acquisition integration	1	-	-	1
Write-off of tax assets	-	-	9	-
Tax rate changes	-	-	-	(11)
Loss on sale of business	-	1	-	1
Adjusted (loss) income from continuing operations	$(19)	$9	$(11)	$22
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

MDS Pharma Services
Financial Highlights
(millions of U.S. dollars)
Third Quarter					Year-to-date
2009	% of net revenues	2008(1) Restated	% of net revenues		2009	% of net revenues	2008(1) Restated	% of net revenues
$49	100%	$68	100%	Net revenues - Early-stage	$163	100%	$199	100%
7		8		Reimbursement revenues	21		24
56		76		Total revenues	184		223
(40)	(82%)	(49)	(72%)	Direct cost of revenues	(119)	(73%)	(142)	(71%)
(7)		(8)		Reimbursed expenses	(21)		(24)
(21)	(43%)	(19)	(28%)	Selling, general and administration	(54)	(34%)	(59)	(30%)
(5)	(10%)	(7)	(10%)	Depreciation and amortization	(16)	(10%)	(20)	(10%)
(5)	(10%)	(4)	(6%)	Restructuring charges, net	(6)	(4%)	(4)	(2%)
(25)	(51%)	-	-	Impairment of goodwill	(25)	(15%)	-	-
(2)	(4%)	(11)	(16%)	Other (expenses) income	(4)	(2%)	2	1%
(49)	(100%)	(22)	(32%)	Operating loss from continuing operations	(61)	(38%)	(24)	(12%)
				Adjustments:
(7)	(14%)	-	-	Change in FDA estimate	(7)	(4%)	(10)	(5%)
25	51%	-	-	Impairment of goodwill	25	15%	-	-
7	14%	11	16%	Impairment charge of property, plant and equipment, net	7	4%	11	6%
5	10%	4	6%	Restructuring charges, net	6	4%	4	2%
-	-	1	1%	Loss (gain) on sale of business	-	-	(1)	(1%)
(19)	(39%)	(6)	(9%)		(30)	(19%)	(20)	(10%)
5	10%	7	10%	Depreciation and amortization	16	10%	20	10%
$(14)	(29%)	$1	1%	Adjusted EBITDA	$(14)	(9%)	$-	-
				Margins:
18%		28%		Gross margin	27%		29%
(29%)		1%		Adjusted EBITDA	(9%)		-
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

In the third quarter of fiscal 2009, net revenues were down $19 million or 28% from the same quarter last year. The impact on net revenues from the change in foreign exchange rates decreased revenues by $3 million or 4% in the third quarter of 2009 compared with the third quarter of 2008.  Excluding the impact of foreign exchange, the decline in revenue was primarily due to lower bio-analytical and Phase I services as customers continue to reprioritize their R&D pipelines in light of current economic conditions, and increasing customer concern regarding uncertainty created by MDS’s strategic review process. Net revenues for the nine months of fiscal 2009 were down
$36 million or 18% from the same period in 2008, which was also due to lower R&D spending by our customers and the negative impact of foreign exchange.

Operating loss from continuing operations for the third quarter of fiscal 2009 was $49 million compared with an operating loss of $22 million from the same quarter last year primarily due to a $25 million non-cash write-down of goodwill, a $7 million non-cash write-down of property, plant and equipment, a $5 million restructuring charge, partially offset by a $7 million revision in the estimate for the FDA provision due to the relative infrequency of client reimbursement claims, all recorded in the current quarter of 2009.  These items were reported as adjusting items in the third quarter of 2009.  The adjusting items recorded in the comparative quarter of 2008 were
$4 million for restructuring charges, $11 million for non-cash write downs of for property, plant and equipment related to our facility in Montreal, Canada and $1 million for loss on sale of business. Operating loss from continuing operations for the nine months of fiscal 2009 was $61 million compared with an operating loss from continuing operations of $24 million in the comparative period in 2008. The additional adjusting item recorded in the nine months of fiscal 2009 was a $1 million restructuring charge. In the comparative period of 2008, the additional adjusting items recorded were a $10 million income from a favourable revision of the FDA provision and a $2 million gain in relation to the sale of business.

In the third quarter of 2009, adjusted EBITDA was a loss of $14 million compared with a gain of $1 million in the same quarter last year, primarily driven by lower volumes and a net $1 million negative impact from foreign exchange. Adjusted EBITDA for the nine months of fiscal 2009 was a loss of $14 million compared with $nil from the same period in 2008, primarily driven by lower volumes due to the weaker economic conditions, foreign exchange loss on the revaluation of certain assets and liabilities, partially offset by productivity improvements.

In the third quarter of 2009, SG&A expenses were up $2 million or 11% compared with the same period last year, primarily due to increased compensation expense. SG&A expenses for the nine months of fiscal 2009 were down $5 million or 8% from the same period in 2008, primarily due to cost reduction measures and strengthening of the U.S. dollar.

To further improve operating performance in a soft economy, and to reduce overhead associated with the exit of the Late Stage, MDS Pharma Services approved and initiated certain restructuring actions in the third quarter of 2009.  These restructuring actions will impact approximately 200 persons and a $5 million charge was recorded in our current quarter of 2009.  We have completed approximately half of the workforce reductions associated with this restructuring, which are expected to generate annual savings of approximately $9 million. By the end of the third quarter of 2009, we had also nearly completed the workforce reductions associated with the restructurings announced in first quarter of 2009 and in the third quarter of 2008. These restructuring initiatives have resulted in $1 million of lower costs for our third quarter of 2009.

As noted earlier, on July 1, 2009, we closed the sale of our Phase II-IV operations to INC., and on June 1, 2009, we also announced the intent to sell our Central Lab operations and, accordingly, we have classified these operations as assets held for sale. Our Late-Stage operations have been reported as discontinued operations starting in the third quarter of 2009.  The details of this transaction have been discussed in “Discontinued Operations – Third Quarter of Fiscal 2009” section of this MD&A.

Effective the third quarter of fiscal 2009, we are no longer disclosing contract backlog information as it mostly related to our Late Stage operations, which are now classified as discontinued operations.

On September 2, 2009, we announced that we were actively seeking a buyer for our MDS Pharma Services operations, which is focused on Early Stage operations.  The remaining MDS Pharma Services operations are expected to be treated as discontinued operations in our fourth quarter of fiscal 2009. The details of this potential transaction have been discussed previously in this MD&A.

MDS Nordion
Financial Highlights
(millions of U.S. dollars)
Third Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2009	revenues	2008	revenues		2009	revenues	2008	revenues
$49	100%	$72	100%	Product revenues	$180	100%	$207	98%
-	-	-	-	Service revenues	-	-	5	2%
49	100%	72	100%	Net revenues	180	100%	212	100%
(28)	(57%)	(35)	(49%)	Direct cost of product revenues	(93)	(52%)	(111)	(53%)
-	-	(1)	(1%)	Direct cost of service revenues	-	-	(3)	(1%)
(9)	(18%)	(12)	(17%)	Selling, general and administration	(30)	(17%)	(36)	(17%)
-	-	-	-	Research and development	(2)	(1%)	(2)	(1%)
(4)	(8%)	(3)	(4%)	Depreciation and amortization	(10)	(6%)	(9)	(4%)
11	22%	-	-	Change in fair value of embedded derivatives	9	5%	(2)	(1%)
(2)	(4%)	(1)	(1%)	Other income (expenses), net	(2)	(1%)	(4)	(2%)
17	35%	20	28%	Operating income from continuing operations	52	28%	45	21%
				Adjustments:
-	-	-	-	Loss on sale of business	-	-	4	2%
17	35%	20	28%		52	28%	49	23%
4	8%	3	4%	Depreciation and amortization	10	6%	9	4%
$21	43%	$23	32%	Adjusted EBITDA	$62	34%	$58	27%
				Margins:
43%		50%		Gross margin	48%		46%
43%		32%		Adjusted EBITDA	34%		27%

On May 18, 2009, MDS Nordion received information from AECL, its primary supplier of reactor based medical isotopes, regarding an interruption in the supply of medical isotopes. On August 12, 2009, AECL further clarified that the NRU reactor would be out of service until at least the first calendar quarter of 2010. The details of disruption and potential impact have previously been discussed in this MD&A.

In the third quarter of 2009, net revenues were down $23 million or 32% from the same quarter last year, primarily due to the impact of NRU shutdown and lower cobalt shipments, partially offset by pricing initiatives. Excluding the impact of foreign exchange, third quarter 2009 revenues were down 28%, compared with the same period in 2008. Net revenues for the nine months of fiscal 2009 were down
$32 million or 15% from the same period in 2008, primarily due to the divesture of certain product lines in 2008 and the impact of foreign exchange.

In the third quarter of 2009, operating income from continuing operations of $17 million decreased from $20 million in the same quarter last year. The income was lower due to the impact of the NRU shutdown and lower cobalt revenue, which was partially offset by a gain of $11 million on an embedded derivative, and pricing initiatives. Our Russian cobalt supply contract was modified during the third quarter of 2009 resulting in a $5 million embedded derivative gain due to lower commitment amounts. The weakening of the U.S. dollar compared with the Canadian dollar resulted in an additional gain of $6 million on the embedded derivative during the third quarter of 2009.

In the third quarter of 2009, our adjusted EBITDA was $21 million compared with $23 million for the same quarter last year. The third quarter of 2009 includes a gain on the embedded derivatives of $11 million compared with $nil for the third quarter of 2008, which resulted from the modification of our cobalt supply contract and change in forward foreign exchange rates. Excluding the impact of foreign exchange and the embedded derivative, our adjusted EBITDA was down $14 million or 61% compared with the same period in 2008, primarily due to lower revenues resulting from the NRU shutdown and lower cobalt shipments, partially offset by pricing initiatives.

MDS Nordion’s operating income from continuing operations for the nine months of fiscal 2009 was up $7 million or 16% compared with the same period in 2008.  In addition, adjusted EBITDA for the nine months of fiscal 2009 increased by $4 million or 7% compared with the same period in 2008, primarily due to the gain on the embedded derivative contract.

There were no adjusting items recorded in the third quarter of 2009 and 2008. The adjusting item for the nine months of fiscal 2008 relates to a loss of $4 million recorded for our divesture of the external beam therapy and self-contained irradiator product lines.

In the third quarter of 2009, SG&A expenses were down $3 million or 25% compared with the same quarter last year. SG&A expenses for the nine months of fiscal 2009 were down $6 million or 17% compared with the same period in 2008. SG&A expenses were lower primarily due to the impact of foreign exchange and lower compensation expense.

R&D investment were $nil in the third quarter of 2009 and the comparative quarter of 2008.  R&D investment for the nine months of fiscal 2009 remained flat at $2 million compared with the same period in 2008.

On September 2, 2009, we announced that we had entered into an agreement to sell MDS Analytical Technologies and also announced that we were actively seeking a buyer for our MDS Pharma Services operations.  The proposed sale of MDS Analytical Technologies and MDS Pharma Services would result in MDS Nordion becoming our only operating unit and is expected to result in a restructuring of MDS’s existing corporate office. MDS Nordion is expected to continue building its core strengths and leadership position in providing medical isotopes for molecular imaging, radiopharmaceutical products and sterilization technologies. The details of this transaction have been discussed previously in this MD&A.

MDS Analytical Technologies
Financial Highlights
(millions of U.S. dollars)
Third Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2009	revenues	2008	revenues		2009	revenues	2008	Revenues
$76	81%	$83	80%	Product revenues	$214	80%	$268	79%
18	19%	21	20%	Service revenues	52	20%	70	21%
94	100%	104	100%	Net revenues	266	100%	338	100%
(53)	(57%)	(60)	(58%)	Direct cost of product revenues	(152)	(57%)	(185)	(55%)
(4)	(4%)	(3)	(3%)	Direct cost of service revenues	(11)	(4%)	(11)	(3%)
(19)	(20%)	(18)	(17%)	Selling, general and administration	(53)	(20%)	(59)	(17%)
(16)	(17%)	(19)	(18%)	Research and development	(42)	(16%)	(59)	(17%)
(12)	(13%)	(12)	(12%)	Depreciation and amortization	(35)	(13%)	(39)	(12%)
-	-	(2)	(2%)	Restructuring charges, net	(3)	(1%)	(2)	(1%)
1	1%	1	1%	Other income (expenses), net	5	2%	(1)	-
(9)	(10%)	(9)	(9%)	Operating loss	(25)	(9%)	(18)	(5%)
				Adjustments:
9	10%	14	13%	Equity earnings	24	9%	38	11%
1	1%	-	-	Acquisition integration	-	-	2	-
-	-	4	4%	Restructuring charges, net	5	2%	4	1%
1	1%	9	8%		4	2%	26	7%
12	13%	12	12%	Depreciation and amortization	35	13%	39	12%
$13	14%	$21	20%	Adjusted EBITDA	$39	15%	$65	19%
				Margins:
39%		39%		Gross margin	39%		42%
14%		20%		Adjusted EBITDA	15%		19%

MDS Analytical Technologies has three product lines, drug discovery, bio-research and mass spectrometers. The drug discovery and bio-research product lines are manufactured and sold by MDS Analytical Technologies.  The mass spectrometer product line carries out the majority of its business through joint ventures. We perform R&D and manufacturing for the mass spectrometer product lines and the products are sold by the joint venture partners. Currently, we generate earnings associated with these joint ventures from our proportionate share of joint venture earnings. We use equity accounting for the joint ventures and, accordingly, the earnings related to the mass spectrometer product family are reflected in equity earnings, which represent our share of the net earnings of the joint ventures. Our mass spectrometer reported revenues relate to products manufactured and services performed for the joint ventures and are not a direct indicator of end-customer revenues. We record these revenues at the cost of the products manufactured and services performed for the joint ventures, with no associated operating income recognized by us.

In the third quarter of 2009, net revenues were down $10 million or 10% from the same quarter last year, primarily driven by lower revenues in all three product lines and a $7 million negative impact of foreign exchange. In the third quarter of 2009 compared with the same period in 2008, end-user volume and revenues for mass spectrometer products declined 17% and 15%, respectively. Net revenues for the nine months of fiscal 2009 were down $72 million or 21% from the same period in 2008, primarily due to lower revenues across all product lines.

In the third quarter of 2009 and the comparative quarter of 2008, we reported an operating loss of $9 million.  The operating loss for the nine months of fiscal 2009 was $25 million compared with an operating loss of $18 million for the comparative period of 2008.  Adjusted EBITDA for the third quarter of 2009 was $13 million compared with $21 million for the same quarter in 2008, primarily related to lower volumes and pricing pressures partially offset by product cost reductions and the restructuring savings. The adjusted EBITDA for the nine months of fiscal 2009 was down $26 million or 40%, primarily due to the impact of lower volumes and foreign exchange, partially offset by the reduction in product costs, product mix and restructuring savings.

Equity earnings represent our share of earnings from the mass spectrometer joint ventures. In the third quarter of 2009, our equity earnings were $9 million compared with $14 million in the comparative quarter of 2008, primarily due to lower volumes resulting from the current weaker economic conditions, partially offset by productivity and restructuring savings, and product mix. The equity earnings for the nine months of fiscal 2009 were $24 million compared with $38 million in the comparative period of 2008, primarily due to lower volumes and $8 million in losses on foreign currency exchange contracts, partially offset by productivity and restructuring savings, and favourable product mix.

The adjusting item in the third quarter of 2009 was $1 million relating to an acquisition in 2008. In the comparative quarter of 2008 we recorded $4 million for restructuring charges to improve the profitability of our bio-research and drug discovery product lines as an adjusting item. The additional adjusting items for the nine months of fiscal 2009 were restructuring charges of $5 million recorded in first quarter of 2009 and a $1 million gain relating to a contingency settlement for our 2007 business acquisition. In the comparative period in 2008, we also recorded $2 million of charges relating to acquisition integration costs.

SG&A expenses in the third quarter of 2009 were up $1 million or 6% compared with the same quarter last year, due to higher compensation expense.  SG&A expenses for the nine months of fiscal 2009 were down $6 million or 10% from the same period in 2008. SG&A expenses were lower primarily due to restructuring savings and the strengthening of the U.S. dollar compared with the Canadian dollar.

R&D in the third quarter of 2009 was down $3 million or 16% compared with the same quarter last year.  R&D for the nine months of fiscal 2009 was down $17 million or 29% from the same period in 2008. R&D was lower primarily due to the completion of certain mass spectrometry and drug discovery product developments in the nine months of fiscal 2008, including the launch of the AB SCIEX 5500 Triple QuadTM and AB SCIEX 5500 QTRAP® platforms, CellkeyTM 384 systems and other hardware and software products.

During the nine months of fiscal 2009, we continued to introduce innovative technologies and products, including a new suite of iMethod tests that simplify the use of mass spectrometry for food and water quality testing, forensic toxicology and clinical research. We also introduced the MetaXpressPowerCoreTM and MetaXpress® 3.0 image acquisition and analysis software platforms, which are designed to accelerate the throughput of high content screening and expand toxicity applications.  In addition, we launched the AB SCIEX TOF/TOF 5800TM system, a MALDI-based mass spectrometer with higher speed and sensitivity used to help researchers advance the discovery of biomarkers.

We initiated a restructuring plan in the first quarter of 2009, which supports the transition of our primary manufacturing base to Asia over the next 12 to 18 months. We recorded a $5 million charge, including $2 million that represents our portion of the joint venture restructuring in the first quarter of 2009 in relation to this plan.  This plan will impact about 200 people and is expected to generate approximately $7 million in annual savings.  As of the third quarter of 2009, this restructuring plan is over 60% complete. These plans are intended to reduce cost and better position MDS Analytical Technologies in the current market environment. These restructuring actions have resulted in $2 million in savings in the current quarter.

On September 2, 2009, MDS announced that it has entered into an agreement to sell MDS Analytical Technologies to Danaher for $650 million in cash subject to certain closing adjustments set out in the Sale Agreement, and that we currently intend to return a substantial portion of the net sale proceeds to our shareholders.  The sale of MDS Analytical Technologies is subject to shareholder approval. The details of this transaction have been discussed previously in this MD&A.

Corporate and Other
Financial Highlights
(millions of U.S. dollars)
Third Quarter			Year-to-Date
2009	2008(1) Restated		2009	2008(1) Restated
$(8)	$(4)	Selling, general and administration	$(19)	$(19)
-	(1)	Depreciation and amortization	(1)	(2)
(4)	1	Other (expenses) income	(6)	-
(12)	(4)	Operating loss	(26)	(21)
		Adjustments:
-	-	Write-down of investments and valuation provisions	1	3
-	1	Depreciation and amortization	1	2
$(12)	$(3)	Adjusted EBITDA	$(24)	$(16)
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

In the third quarter of fiscal 2009, SG&A expenses were $8 million, compared with $4 million for the same quarter in 2008. The increase in SG&A expenses was primarily due to $1 million of stock-based compensation expense compared with a $4 million stock-based compensation credit recorded in the third quarter of 2008 and $1 million of costs associated with corporate development activities associated with the ongoing strategic review, and $4 million of foreign exchange losses on the revaluation of certain assets and liabilities, partially offset by $1 million of cost productivity improvements. SG&A expenses for the nine months of fiscal 2009 were flat at $19 million compared with the same period of 2008.

In the third quarter of 2009, other expenses of $4 million relates to a foreign exchange loss on the revaluation of certain assets and liabilities. Other expenses of $6 million for the nine months of fiscal 2009 include $1 million loss relating to the write-down of our investment in Entelos Inc. in 2009, which was reported as an adjusting item. The adjusting item for the similar period of 2008 was
$3 million provision related to our investment in asset backed commercial paper (ABCP).

Income Taxes
For the third quarter of fiscal 2009, the loss from continuing operations of $48 million included $1 million of tax expense. A significant portion of the $48 million loss from continuing operations relates to the $25 million goodwill write-down, which is not deductible for tax purposes. In addition, $4 million of tax expense is attributable to valuation allowances established on losses and deductible temporary differences arising in foreign jurisdictions. For the nine months of fiscal 2009, the loss from continuing operations of $53 million included $10 million of tax expense. The most significant component of our tax expense for the nine months of fiscal 2009 is $18 million arising on the establishment of full valuation allowances on our foreign tax losses and deductible temporary differences.  In assessing the need for valuation allowances, we have considered the impact of the current economic environment and future expected taxable earnings and concluded that it is unlikely that MDS will realize the benefit of the deferred tax assets in jurisdictions other than Canada.

Liquidity and Capital Resources
(US$ millions except current ratio)	As of July 31, 2009	As of October 31, 2008 Restated	Change
Cash and cash equivalents	$298	$117	155%
Operating working capital1	$22	$90	(76%)
Current ratio (excludes net assets held for sale)	2.4	2.0	20%
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventories less accounts payable and accrued liabilities, and current deferred revenue.

In the third quarter of fiscal 2009, our cash balance increased to $298 million, up $55 million or 23% compared with the second quarter of 2009. This was primarily due to $35 million in cash proceeds received to date from the sale of the Phase II-IV operations in the third quarter of 2009, working capital performance, positive impact of foreign exchange and the collection of a tax refund on our cash balances.

Cash provided by investing activities was $15 million in the third quarter of 2009 compared with $13 million cash used in investing activities during the same period in 2008.  In the third quarter of 2009, we invested $11 million in capital expenditures, down from $14 million in the comparative quarter in 2008. In the third quarter of 2008, we received $15 million from the sale of our external beam therapy and self-contained irradiator production lines within our MDS Nordion operations and paid $13 million for the acquisition on Blueshift Biotechnologies within MDS Analytical Technologies. Cash provided by investing activities for the nine months of fiscal 2009 was $12 million compared with $65 million of cash provided in the comparative period of 2008. In 2008, we sold $101 million of short-term investments and used the proceeds to pay off long-term debt and income taxes associated with the sale of our diagnostic laboratories business.

Cash provided by financing activities was $nil in the third quarter of 2009 compared with $1 million cash provided in the comparative quarter of 2008.  In the third quarter of 2008, we withdrew $15 million from our credit facility which was used to repurchase $15 million of shares as part of our Normal Course Issuers Bid. Financing activities used $7 million of cash during the nine months of fiscal 2009 compared with $92 million of cash used in the same period of 2008.  In the nine months of fiscal 2009, we repaid $7 million of the long-term debt compared with repayment of $81 million of long-term debt last year.  Additionally, in the comparative quarter of 2008 we made share repurchases of $32 million shares as part of our 2008 Normal Course Issuers Bid.

As previously discussed in the “Strategic Repositioning” section of this MD&A, on September 2, 2009, MDS announced that it has entered into a $650 million agreement to sell MDS Analytical Technologies. Upon completion of the sale of MDS Analytical Technologies, we currently intend to return to shareholders between $400 million to $450 million of the sale proceeds by way of a share buyback through a substantial issuer bid. The actual amount used to fund the substantial issuer bid will be determined at the time the bid is commenced and will take into account the expected impact on the liquidity of the common shares of MDS subsequent to the intended substantial issuer bid and current cash estimates required to redeem the senior unsecured notes; to fund transaction and restructuring costs of the sale of MDS Analytical Technologies; the expected cash required for the ongoing operations of MDS; and for other possible expenditures. MDS currently intends to initiate the substantial issuer bid within 30 days following completion of the sale. The amount of cash retained for ongoing operations would be intended to fund the liabilities arising from the sale of MDS Analytical Technologies and the day-to-day operations of MDS Nordion and MDS Pharma Services. We also expect to use approximately $20 million to collateralize certain letters of credit, pending the possible arrangement of new credit facilities; up to $13 million to repay debt that is coming due, or will be due as a result of the sale of MDS Analytical Technologies; and approximately $14 million related to the sale of the Phase II-IV operations of MDS Pharma Services, which includes a $7 million working capital reduction in sale proceeds as MDS has already received the cash from working capital reductions. In addition to these amounts, cash is expect to be retained for our potential obligations including the FDA liability associated with MDS Pharma Services and potential executive severance payments of up to approximately $25 million, which are triggered by termination. As a result of the sale of MDS Analytical Technologies, certain executives may have the right to elect to be terminated based on “good reason” and, in that context, would be eligible to receive their contractual severance payment.  In addition, as part of the Company’s process of reviewing its operational requirements to reflect the size and nature of MDS following the completion of sale, MDS expects that certain executives will transition out of the Company and be entitled to receive their contractual severance payment in connection therewith. While we would intend to secure a new, smaller revolving credit facility to help fund ongoing liquidity requirements, there can be no assurance that we will be successful in securing a new revolving credit facility. We expect to maintain sufficient cash in absence of having a revolving credit facility.

If the sale of MDS Analytical Technologies in not completed, as discussed earlier in this MD&A, the earnings impact from an extended NRU shutdown combined with the existing market conditions, may cause a breach of debt covenants requiring repayment of our senior unsecured debt and preventing access to our revolving credit facility. We are taking actions to mitigate the risk of any debt covenant violation and are developing plans to address this situation should it occur. If as a result of a debt covenant breach or upon the expiry of the existing credit facility, we intend to secure a new, smaller revolving credit facility to help fund our ongoing liquidity requirements and preliminary discussions with certain members of our bank lending syndicate have commenced; however, there can be no assurance that MDS will be successful in securing a new revolving credit facility.

We believe that cash on hand, cash flows generated from operations, proceeds generated from the expected sale of MDS Analytical Technologies, coupled with available borrowings from existing financing sources or new borrowings if needed, will be sufficient to meet our anticipated requirements for operations, capital expenditures, R&D expenditures, contingent liabilities including FDA settlements, potential transaction and restructuring costs, and the potential repurchase of all outstanding senior unsecured notes. As a result of a covenant in our senior unsecured notes, we have ceased paying dividends and discontinued our share repurchase program. We currently remain in compliance with all covenants for our senior unsecured notes and our bank credit facility in relation to borrowings and repayments.

Contractual Obligations
There have been no material changes in contractual obligations since October 31, 2008 and there has been no substantive change in any of our long-term debt, other long-term obligations, or guarantees since that date.  We do not have any off-balance sheet arrangements, other than operating leases and derivative instruments.

As a result of the proposed sale of MDS Analytical Technologies, MDS expects that we may retain contracts that contain minimum purchase or fixed price commitments that would not be economical for the remaining business. We expect to incur up to $5 million of expense to restructure or pay out these contracts. As well, we have future rent payments of approximately $7 million for our Toronto,
Canada corporate offices. Depending on the timing of the completion of the sale of MDS Analytical Technologies, including any necessary transition services, and the intended sale of MDS Pharma Services, we would expect to vacate all, or substantially all of the corporate office space. We would expect to attempt to sub lease the office space or buyout the remaining lease at a reduced amount.

Litigation
In addition to the MAPLE Facilities confidential arbitration with AECL and the associated litigation with AECL and the Government of Canada that was previously discussed, we have the following litigation matters relating to MDS Pharma Services.

During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of approximately $10 million and lost profits of approximately $70 million. This action relates to certain bioequivalence studies carried out at our Quebec, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. We have filed an Answer and intend to vigorously defend this action.

During fiscal 2009, we were served with a Statement of Claim related to repeat study costs and mitigation costs of $5 million (C$5 million) and loss of profit of $28 million (C$30 million). This action relates to certain bioequivalence studies carried out at our Quebec, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. We have filed a Statement of Defence and intend to vigorously defend this action.

Asset Backed Commercial Paper
As of July 31, 2009, we had Canadian non-bank sponsored ABCP with a fair value of $11 million. We received the ABCP as part of an approved restructuring of the Canadian non-bank sponsored ABCP market on January 21, 2009, in which we exchanged ABCP with a par value of C$17 million (US$16 million) for longer-term notes with the same total par value. On the date of exchange, we recorded the ABCP notes at their fair value of $9 million and designated them as held for trading, which requires the notes to be fair valued at each reporting period with changes in the fair value included in the consolidated statements of operations in the period in which they arise. The fair value of the new longer-term notes has been determined by using a probability-weighted discounted cash flow model making use of currently available information and assumptions that market participants would use in pricing such investments, including information provided by the Pan-Canadian Investors committee overseeing the restructuring of the affected ABCP, other third-party experts, current investment ratings, valuation estimates of the underlying assets and general economic conditions. For the current quarter and the nine months of fiscal 2009, we recorded a change in the fair value of $nil (2008 - $nil) and $nil (2008 - $(3) million) in other expenses (income), net on the consolidated financial statements of operations, respectively.  For the third quarter and for the nine months of fiscal 2009, we recorded a foreign currency gain of $2 million (2008 - $1 million) and $2 million (2008 - $nil) in the consolidated statements of comprehensive income (loss), respectively.

Derivative Instruments

In the normal course of business, we use derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations for us. We limit our credit risk by entering into contracts with banks listed under Schedule I of the Bank Act (Canada).  We do not enter into derivative transactions for trading or speculative purposes.

In order for a derivative to qualify for hedge accounting under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”      (SFAS 133), the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedge item, the risk being hedged, our risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. We assess the ongoing effectiveness of our hedges on a quarterly basis. As of July 31, 2009, we did not hold any derivatives that were designated as fair value hedges.

We use foreign currency forward exchange contracts to manage our foreign exchange risk within the joint venture operations within MDS Analytical Technologies business, which have net cash inflows denominated in U.S. dollars in 2009 and subsequent years. This hedge of the anticipated cash inflows are expected to occur over the planning cycle, typically no more than 24 months into the future and have been designated as cash flow hedges. Accordingly, we have recorded the fair value of these foreign currency contracts, a net loss of $1 million in accumulated other comprehensive income, which would be recorded in our income over the next 12 months.

We have designated our U.S. dollar denominated long-term debt to reduce foreign exchange fluctuations associated with certain foreign currency investments in subsidiaries as a net investment hedge. If this hedge is effective, the U.S. dollar denominated debt is measured at each reporting date to reflect changes in the spot rate since the previous measurement date and is recorded in other comprehensive income. Ineffective portions of changes in the fair value of the derivative in a hedging relationship are recognized in other expenses (income), net in the period in which the changes occur. During the current quarter and nine months of fiscal 2009, no amounts were recorded due to ineffectiveness on this hedge. As discussed earlier in the MD&A, if the sale of MDS Analytical Technologies is completed, MDS, among other things, would be required to repay the outstanding $221 million senior unsecured notes, resulting in the discontinuance of our net investment hedge. Any amounts deferred in the cumulative translation account would continue to be deferred till the time we release the cumulative translation amount associated with our foreign operations.

We use short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which are not designated as hedges under SFAS 133.  As of July 31, 2009, the fair value of our foreign currency forward exchange contract was $nil and no unrealized gains or losses were incurred during the third quarter and for the nine months of fiscal 2009.

We have also identified embedded derivatives in certain of our supply contracts. Our Russian cobalt supply contract was amended during the third quarter of 2009, which resulted in the reduction of the notional amount of the embedded derivative held by MDS Nordion by $35 million and recording a gain of $5 million due to the lower commitment amounts. As of July 31, 2009, the fair value of our embedded derivative contracts was as an asset of $nil and a liability of $3 million. In the third quarter of 2009, we recorded income of $11 million (2008 - $nil) relating to the changes in fair value of these embedded derivatives, including the $5 million gain related to the lower volume commitment amounts. For the nine months of fiscal 2009, we recorded income of $9 million (2008 - $2 million loss).

During the second quarter of fiscal 2009, we adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133” (SFAS 161), which expands the disclosure requirements of derivative instruments. These disclosures have been provided in Note 10 of our consolidated financial statements.

Capitalization
(millions of U.S. dollars)	As of July 31, 2009	As of October 31, 2008 Restated	Change
Long-term debt	$281	$282	-
Less: Cash and cash equivalents	(298)	(117)	155%
Net debt	(17)	165	(110%)
Shareholders’ equity	1,068	1,090	(2%)
Capital employed1	$1,051	$1,255	(16%)
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $6 million year-to-date due to a repayment of certain senior unsecured notes in the first quarter 2009.

As previously discussed in “Strategic Repositioning” section of this MD&A, following the close of the sale of MDS Analytical Technologies, MDS intends to repurchase all outstanding senior unsecured notes valued at $221 million as of July 31, 2009, plus accrued interest of approximately $5 million, and pay an associated make-whole, or early repayment cost of approximately $25 million as required under the terms of the senior unsecured notes agreement, which is tax deductible. It is expected that MDS would also lose access to its C$500 million (US$464 million) revolving credit facility under the terms of the associated Credit Facility Agreement, which is currently undrawn. As well, subsequent to the expected distribution to shareholders related to the sale of MDS Analytical Technologies, although we would expect our cash balance to decrease, we would expect to remain in a net cash position.

Quarterly Highlights
The following tables provide a summary of selected financial information derived from our unaudited quarterly consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with U.S. GAAP and prior periods have been restated for the accounting for the MAPLE Facilities and reflect discontinued operations reporting for the sale of Phase II-IV operations and the intended sale of Central Labs operations.

(millions of U.S. dollars, except earnings per share)	Trailing four quarters	July 31 2009	April 30 2009(1) Restated	January 31 2009(1) Restated	October 31 2008(1) Restated
Net revenues	$857	$192	$208	$209	$248
Operating loss	$(729)	$(53)	$-	$(7)	$(669)
Income from continuing operations	$(620)	$(48)	$(5)	$-	$(567)
Discontinued operations, net of tax	$(32)	$(14)	$(12)	$2	$(8)
Net (loss) income	$(652)	$(62)	$(17)	$2	$(575)
Basic and diluted (loss) earnings per share
- from continuing operations	$(5.14)	$(0.40)	$(0.04)	$-	$(4.70)
- from discontinued operations	$(0.27)	$(0.11)	$(0.11)	$0.02	$(0.07)
Basic and diluted (loss) earnings per share	$(5.41)	$(0.51)	$(0.15)	$0.02	$(4.77)
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

(millions of U.S. dollars, except earnings per share)	Trailing four quarters	July 31 2008(1) Restated	April 30 2008(1) Restated	January 31 2008(1) Restated	October 31 2007(1) Restated
Net revenues	$1,000	$244	$266	$239	$251
Operating (loss) income	$(10)	$(15)	$8	$(11)	$8
Income from continuing operations	$47	$(5)	$13	$16	$23
Discontinued operations, net of tax	$(10)	$(5)	$-	$3	$(8)
Net income	$37	$(10)	$13	$19	$15
Basic and diluted earnings (loss) per share
- from continuing operations	$0.39	$(0.04)	$0.11	$0.13	$0.19
- from discontinued operations	$(0.07)	$(0.04)	$-	$0.03	$(0.06)
Basic and diluted earnings (loss) per share	$0.32	$(0.08)	$0.11	$0.16	$0.13
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

Items on a pre-tax basis that impact the comparability of operating income include:
•
Results for the quarter ended July 31, 2009 reflect $25 million of non-cash write-down of goodwill for MDS Pharma Services.  In addition, $12 million of non-cash write-down of goodwill for MDS Pharma Services Late Stage operation has been reflected in our discontinued operations for our Late Stage operations.

•
Results for the quarter ended April 30, 2009 reflect a $16 million non-cash write-down of property, plant and equipment, net for our Central Labs within MDS Pharma Services, which is reflected as discontinued operations and a $12 million write-down of certain tax assets.

•	Results for the quarter ended October 31, 2008 reflect the $246 million net write-off of the MAPLE Facilities project and a $320 million MDS Pharma Services non-cash write-down of goodwill.
•	Results for the quarter ended July 31, 2008 reflect a $12 million restructuring charge and an $11 million asset write-down.
•	Results for the quarter ended July 31, 2008 reflect income of $10 million from the reduction of the FDA estimate.
•	Results for the quarter ended January 31, 2008 reflect an $11 million gain from the reduction of future Canadian income tax rates.

Outlook
On September 2, 2009, MDS announced that it has entered into a $650 million agreement to sell MDS Analytical Technologies and that it intends to sell its MDS Pharma Services business.  Upon the completion of these transactions, MDS would be focused solely on MDS Nordion. On July 1, 2009, MDS completed the sale of its Phase II-IV operations.  In addition, MDS has previously announced that it is in the process of selling Central Labs and therefore our Late Stage operations have been reported as discontinued operations.

During the financial year ended October 31, 2008, MDS Analytical Technologies generated approximately 55% of our consolidated adjusted EBITDA. In the nine months of fiscal 2009, MDS Analytical Technologies contributed over 60% of our consolidated adjusted EBITDA.  Accordingly, following the completion of the sale of MDS Analytical Technologies, we expect that our adjusted EBITDA will be substantially reduced.  While we expect that our operating costs will be reduced due to the smaller number of employees following the sale, we also expect to incur restructuring costs as we resize our corporate functions to reflect the size and nature of MDS’s remaining business.

Upon the completion of the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Service and associated transition services, we expect to begin the closure of our corporate headquarters, which currently consists of approximately 150 employees, primarily located at our Toronto, Canada office. With MDS Nordion as the Company’s sole operating unit, we would expect to replace approximately one third of our corporate headquarter positions in Ottawa, Canada.  In addition, MDS would expect to incur lower costs in certain areas, such as audit and insurance as a result of the reduced size and nature of our remaining business.  MDS may also reduce the number of executive officers and/or the size of the Board of Directors as appropriate to reflect the size and nature of our business after the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services.  Upon the completion of the restructuring of the corporate functions and certain transition activities, we expect MDS will generate positive EBITDA and cash flow with MDS Nordion as our only operating unit, with, or without, the contribution generated from NRU supplied product.

In addition, if we complete the intended sale of MDS Pharma Services, we currently anticipate, that among other things, we would distribute to shareholders a portion of the net proceeds from such sale, though the amount, timing and manner of such distribution, whether by way of return of capital, substantial issuer bid, dividend or otherwise, has not been determined.  In addition, any such distribution would be subject to all applicable regulatory and shareholder approvals.

As previously described, AECL has announced that its NRU reactor will not return to service before the first calendar quarter of 2010.  See the “MDS Nordion Medical Isotope Supply Disruption” section of this MD&A.  The NRU supplies substantially all of MDS Nordion’s reactor-based medical isotopes and, as a result of this shutdown, we previously announced that Nordion’s adjusted EBITDA would be reduced by approximately $4 million for every month the reactor is out of service.  In the nine months of fiscal 2009, the NRU contributed approximately $30 million of EBITDA, which included $6 million of additional EDITDA that resulted from higher sales during a competitor’s supply disruption.

In addition to pursuing the arbitration proceeding to compel AECL to complete the MAPLE reactors, we continue to seek other long-term sources of medical isotope supply.  In this regard, MDS has also announced collaborations with TRIUMF and the Karpov Institute of Physical Chemistry and MDS Nordion continues to pursue alternate long-term sources of Mo99. MDS Nordion expects to continue to fund from its operations the costs related to its ongoing arbitration proceedings with AECL and legal proceedings against the Government of Canada and AECL as described in “MDS Nordion MAPLE Facilities”.

In the fourth quarter of 2009, we expect sales of cobalt to be higher than the previous quarters in 2009 due to the timing of shipments.  In 2010, MDS Nordion expects the supply of cobalt will increase compared with 2009 and that revenue associated with this product will also increase, however the amount shipped in each quarter is expected to continue to fluctuate based on the timing of cobalt receipts from our suppliers. In addition, and as previously described in the “Russian Cobalt Supply Contract” section of this MD&A, MDS Nordion’s long-term contract for cobalt supply with Energoatom positions MDS Nordion well to meet continued growth in cobalt sterilization demand in the long term.  MDS Nordion remains encouraged by the ongoing global expansion of its TheraSphere® product line and it continues to seek new partnerships for growth in radiotherapeutics and imaging.

As a result of the economic downturn in 2009, including the impact from pharmaceutical company mergers and decreased funding for biotech companies, MDS Pharma Services saw customers defer new contracts awards and delay new studies already awarded as they reassess their research and development product pipeline. In addition, customer concerns regarding uncertainties created by our strategic review process have further reduced new business and revenues at MDS Pharma Services. As a result, we expect to have lower revenue in the fourth quarter of fiscal 2009 and into the first half of 2010, particularly in our Phase I operations where there was a significant decline in proposals and new business wins in the second and third quarters of 2009.  In response to the softening demand and as a result of the planned sale of the Phase II-IV operations, certain restructuring actions were initiated in the third quarter of 2009. These actions will impact approximately 200 people at a cost of about $5 million and are expected to generate approximately $9 million in annual savings.  In the second quarter of 2008, a project was initiated to renovate and expand MDS Pharma Service Early-Stage operations in Taiwan, which is expected to double the capacity of these operations to serve current and emerging demand in the Asia-Pacific region.  Upon the recovery of customer spending, MDS Pharma Services believes it would be well positioned to grow its profitability given its focus on Quality on Time and the capacity of its facilities.

As a result of the proposed sale of MDS Analytical Technologies and the repurchase of the Company’s senior unsecured notes, MDS may generate income subject to tax in certain jurisdictions however, based on available tax carryovers, transaction and restructuring costs associated with the sale, make-whole payments on the repurchase of the above notes, and the expected structure of the sale, MDS does not expect to pay significant cash taxes as a result of the sale of MDS Analytical Technologies.  As well, the Company expects to be able to apply certain transaction and restructuring costs associated with the sale of MDS Analytical Technologies and the intended future sale of MDS Pharma Services to reduce any cash taxes arising on the sale of that business.  These transactions may also generate tax assets that may also reduce cash taxes on future operating earnings. In addition the MDS will retain significant R&D tax credits and tax operating loss carry forwards already in existence, which are also expected to reduce cash income taxes in the future.

Subsequent to the utilization of these tax carryovers, and following the proposed sale of MDS Analytical Technologies and intended future sale of MDS Pharma Service, the Company would expect our future tax rate to approximate the Canadian corporate income tax rate which is currently 32%.  Based on both legislated and announced Canadian income tax rate reductions, we expect the Company’s corporate tax rate to fall to 25% by 2014.  This rate is expected to be further reduced by the amount of tax credits that MDS Nordion generates from the R&D that it performs internally and on behalf of certain customers, and through the application of certain tax assets described above.
The proposed sale of MDS Analytical Technologies is expected to close in the fourth calendar quarter and is subject to shareholder and regulatory approval and other closing conditions as has previously been discussed in this MD&A.

Accounting and Control Matters
Prior period restatement relating to MAPLE facilities
During the fourth quarter of fiscal 2008, we reviewed our accounting for the transaction related to the 2006 Agreement with AECL and determined that the original accounting treatment was not correct.  The portion of the 2006 Agreement relating to the 40-year long-term supply agreement resulted in an arrangement that upon completion of the MAPLE Facilities would have met the definition of a capitalized lease. As a result, we should have recorded in fiscal 2006 the MAPLE Facilities as a construction in-progress asset until completion of the project, whereupon a capitalized lease asset would be recognized and amortization would have commenced and interest expense associated with MDS’s construction costs should have been capitalized. In addition, the capital costs incurred by AECL since 2006 should have been capitalized, with a corresponding offset to a financing liability, even though MDS had no obligation to reimburse AECL for their incurred capital costs.

The impact from the restatement of the 2006 transaction does not impact the third quarter and nine months of fiscal 2009 consolidated financial statements. Only the prior comparative nine month period of 2008 are impacted as described in the following table:

Consolidated Statements of Operations	Nine months ended July 31, 2008
	Previously Reported	Adjustments (a)	Restated
Interest (expense) income, net	$(4)	$6	$2
Income tax (expense) recovery	$2	$(2)	$-
Net income	$18	$4	$22
Basic and diluted earnings per share	$0.15	$0.04	$0.19

 (a) Nine months ended July 31, 2008 consolidated statements of operations adjusted for capitalized interest related to construction in progress recorded under lease accounting and associated income taxes.

Changes in Accounting Standards and Policies
On May 1, 2009, we adopted FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP 107-1). FSP 107-1 amends Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosures About Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods and annual financial statements. FSP 107-1 also amends APB Opinion No. 28, “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods. The Company’s adoption of FSP 107-1 is provided in Note 11 of the consolidated financial statements.

On May 1, 2009, we adopted FASB Staff Position (FAS) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP 157-4). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of FSP 157-4 did not have a material impact on our consolidated financial statements.

On May 1, 2009, we adopted the provisions of SFAS 165, “Subsequent Events” (SFAS 165). SFAS 165 establishes general standards of accounting for the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of SFAS 165 did not have a material impact on our consolidated financial statements. Our adoption of SFAS 165 is provided in Note 25 of the consolidated financial statements. We have evaluated events occurring between the end of our most recent quarter ended July 31, 2009 and September 9, 2009, the date our financial statements were issued.

On February 1, 2009, we adopted SFAS 161, which enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under SFAS 161, we are required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation, fair values, gains and losses and credit-risk-related contingent features. Our adoption of SFAS 161 is provided in Note 10 of the consolidated financial statements.

On November 1, 2008, we adopted the applicable portions of FASB SFAS No. 157, Fair Value Measurements, (SFAS 157), which defines fair value, establishes a framework for measuring fair value, including a three-level hierarchy based on the level of valuation inputs, and expands disclosure about fair value measurements. Fair value, as defined in SFAS 157, is based on a transaction between market participants and represents, at the valuation date, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction that is not a forced liquidation or distress sale. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. During the third quarter of 2009, our methodology remained consistent with prior quarters for measuring fair value of financial instruments. In the third quarter of 2009, the aggregate amount of instruments requiring fair value measurement on a recurring basis and included in Level 3 only related to our ABCP investment.  This amount represented less than 1% of the aggregate amount of consolidated assets and liabilities. The amount we report in Level 3 in future periods will be directly affected by market conditions. Our adoption of SFAS 157 is provided in Note 11 of the consolidated financial statements.

On November 1, 2008, we adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with an option to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements
United States
In June 2009, FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (SFAS 168), to establish the FASB Accounting Standards Codification (Codification) as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. The issuance of SFAS 168 and the Codification will not change GAAP.  SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We will adopt SFAS 168 on August 1, 2009, and it is not expected to have a material impact on our consolidated financial statements.

In June 2009, FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167) to improve financial reporting by enterprises involved with variable interest entities. SFAS 167 shall be effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. We will adopt SFAS 167 on November 1, 2010, with no material impact expected on our consolidated financial statements.

In December 2008, FASB issued FSP FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1), which requires plan sponsors to provide new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks.  These disclosures about plan assets are required for fiscal years ending after December 15, 2009, but are not required for interim periods.  FSP 132(R)-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. We will adopt FSP 132(R)-1 on November 1, 2009, which will only impact disclosures of pension plan assets in our annual consolidated financial statements.

In April 2008, FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We plan to adopt FSP 142-3 on November 1, 2009 and it is not expected to have a material impact on our consolidated financial statements.

In February 2008, FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2), which defers the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. As described above, we adopted the applicable portions of SFAS 157 effective November 1, 2008 and have not yet applied the provisions of SFAS 157 to the non-financial assets and liabilities within the scope of FSP 157-2. We plan to adopt the deferred portion of SFAS 157 on November 1, 2009.  We currently do not expect the adoption of the deferred portions of SFAS 157 to have a material impact on our consolidated financial statements.

In December 2007, FASB issued FAS No. 141 (revised 2007), “Business Combinations (revised 2007)” (SFAS 141R). SFAS 141R requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. SFAS 141R also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

We plan to adopt SFAS 141R on November 1, 2009 and are currently assessing the impact of SFAS 141R retroactive tax impacts related to tax uncertainties acquired in previous business combinations.

In December 2007, FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (SFAS 160), which is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. We plan to adopt SFAS 160 on November 1, 2009 and it is not expected to have a material impact on our consolidated results of operations and financial condition.

International Accounting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and in the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission either requires domestic registrants in the U.S. to transition to IFRS or when a majority of our competitors commence to report using IFRS.

Disclosure Controls and Procedures
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in the rules of the Securities & Exchange Commission and the Canadian Securities administrators and has concluded that such disclosure controls and procedures were effective as of July 31, 2009.

Internal Controls Over Financial Reporting
Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. There have been no changes during the quarter-ended July 31, 2009 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal controls over financial reporting.